EnCana makes promising oil discovery offshore Brazil
Campos Basin well tested at rates up to 1,800 barrels per day
CALGARY, Alberta (September 14, 2005) — EnCanBrasil, a subsidiary of EnCana Corporation (TSX, NYSE: ECA), has made a promising oil discovery in the Campos Basin, about 75 kilometers offshore Brazil.
During a recent three-day production test, the 3-ENC-3-RJS exploration well flowed at rates up to 1,800 barrels per day of crude oil (14 API), a rate that was limited by the capacity of the test equipment. Encountering about 34 meters of net pay, this third EnCana well into the BM-C-7 prospect is located about four kilometers from the first well drilled in April 2004. A fourth well is planned to further delineate the newly-named Chinook field immediately following completion of current well operations.
“We are very pleased with this well test,” said John Brannan, EnCana’s Managing Director of Frontier and International New Ventures. “We are confident that the pool contains a sizable resource; additional drilling is required to determine the ultimate potential. Although the crude quality is on the heavy side, based on current test results and outstanding reservoir quality, EnCana calculations indicate that a single well such as this is capable of delivering more than 5,000 barrels per day.”
Block BM-C-7 is in the southwest Campos Basin where water depths average about 100 meters. EnCana is operator and holds a 50 percent interest in the block. Kerr McGee Corp. holds the remaining 50 percent interest. In addition to the BM-C-7 block, EnCana has non-operated interests in eight blocks offshore Brazil, of which seven are operated by Petrobras.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk, low average decline rates and very long producing lives. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the timing of further drilling activities offshore Brazil; the size and ultimate potential of the Brazil discovery; anticipated production for the Brazil discovery; anticipated growth potential of the company’s resource play portfolio; and anticipated total resource play life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future

1

performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Susan Grey
Analyst, Investor Relations
(403) 645-4751

2